

June 18, 2018

Jeffrey D. Capello
Executive Vice President and Chief Financial Officer
Biogen Inc.
225 Binney St.
Cambridge, Massachusetts 02142

  Re: Biogen Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed February 1, 2018
    Form 10-Q for the Quarterly Period Ended March 31, 2018
    Filed April 24, 2018
    File No. 000-19311

Dear Mr. Capello:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
New Accounting Pronouncements
Revenue Recogntion, page 10

1. In your Product Revenue disclosure on page 11, you indicate that you estimate variable consideration using the most likely method. Please tell us why it is appropriate to apply this method rather than the expected value method. See ASC 606-10-32-8. In addition, tell us where you have made the disclosure specified in ASC 606-10-50-12b or your consideration for providing this disclosure.

2. In your Revenues from Anti-CD20 Therapeutic Programs disclosure on page 11, you indicate that you do not have any future performance obligations under your license or collaboration agreement. Please reconcile this statement with the following disclosures that imply that you may be obligated to perform some tasks:

    *   On page 12 you indicate that you are reimbursed for your selling and development expenses in the U.S. for RITUXAN;
    *   In the last paragraph on page F-11 of the 2017 Form10-K you indicate that your co-promotion profits on RITUXAN and GAZYVA include reimbursement for joint development expenses incurred; and
    *   In the second paragraph on page F-57 of the 2017 Form 10-K you indicate that you recognize your share of the development and commercialization expenses of GAZYVA as a reduction of your pre-tax profits.

3. Please clarify for us whether you are applying the ASC 606 royalty recognition constraint to your co-promotion profits and royalties associated with your Genentech collaboration. If so, clarify for us the consideration you gave in reaching your conclusion to apply the constraint to the following:

    *   You assigned, rather than licensed your Canadian collaboration rights. See page F-57 of your 2017 Form 10-K, ASC 606-10-55-65A and paragraph BC 78b of ASU 2016-10.
    *   Your obligation to provide development services and/or other goods or services.

4. Please tell us where you have made the disclosure of your accounting policy for classifying payments between participants to a collaborative arrangement or your consideration for providing this disclosure. In your response, tell us how you handle both net profits and expense reimbursements (either paid or received) and how you distinguish between the two. Help us understand how your policies are the same as or differ from the example beginning at ASC 808-10-55-3 and the extent to which they are consistent with your ongoing major or central operations. In this regard, we note from disclosure:

    *   In the last paragraph on page F-58 of your 2017 Form 10-K that you include your share of development expenses as a reduction to revenue after an anti-CD20 product is approved;
    *   At the top of page 12 of your March 31, 2018 Form 10-Q that the reimbursement of development expenses in the U.S. for RITUXAN is included in revenues; and
    *   In the second paragraph on page F-59 of your 2017 Form 10-K that reimbursement of research and development expenses from AbbVie are netted against research and development expense in your consolidated statements of income.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance